UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION INCLUDED IN THIS REPORT

A company announcement made on April 1, 2014 regarding Komatsu files for termination of its reporting obligations under the Securities Exchange Act of 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 1, 2014	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer Chief Financial Officer

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 1, 2014
URL: http://www.komatsu.com

Komatsu files for termination of its reporting obligations under the

Securities Exchange Act of 1934

Komatsu Ltd. (hereinafter the “Company”) (President and CEO: Tetsuji Ohashi) hereby announces that the Company filed for termination of its reporting obligations today under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as below.

1. Filing for termination of its reporting obligations under the Exchange Act

The Company today filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to terminate its reporting obligations under the Exchange Act. As a result of the filing of Form 15F, the Company’s reporting obligations under the Exchange Act have been suspended, and are scheduled to be terminated on June 30, 2014. The schedule may be changed upon the SEC’s objection or request for an extended review.

2. Future plans

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to prepare English consolidated financial statements in accordance with U.S. GAAP and disclose them on its website together with English translations of disclosures made pursuant to Japanese law and other important information, such as news releases, in order to ensure comparability with prior disclosures. The Company will continue to make efforts to maintain and enhance its disclosure to all of its stakeholders, including shareholders and investors.

The Company intends to maintain its American Depositary Receipt program in the United States, and therefore anticipates that its American Depositary Shares will continue to be traded in the United States on the over-the-counter market.

(end)

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